Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pfizer Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-234337) on Form S-4 of Upjohn Inc. and in the proxy statement/prospectus that forms a part thereof of our report dated March 20, 2020, with respect to the combined balance sheets of Upjohn (a business unit of Pfizer Inc.) as of December 31, 2019 and 2018, the related combined statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the Form 8-K of Mylan N.V. dated May 29, 2020.

/s/ KPMG LLP

New York, New York

May 29, 2020